Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

Document Information

Date of Event Requiring Statement (year/month/day): 2002-12-09
Individual or Joint/Group Filing [ x ] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

Issuer Information

Name: Multi-Tech International Trading Symbol: MLTI

Reporting Owner Information

(1)	Name: John J Craciun III Address: 760 Killian Road Akron , OH 44319 Relationship to Issuer [ x ] Director [ ] 10% Owner [ x ] Officer : President [ ] Other

Table I - Non-Derivative Securities Beneficially Owned

(1)	Title of Security: Common Stock Number of shares of Securities Beneficially Owned: 800,000 Ownership Form: Indirect Nature of Indirect Beneficial Ownership: Shares held by ITM Limited

Table II - Derivative Securities Beneficially Owned

Non-reported

Explanation of Responses:

Mr. Craciun is the president of ITM Limited.

Signatures:

/s/ John J. Craciun III	2003-04-30